   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 27, 1998
                                                     REGISTRATION NO. 333-61383

===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ---------------
                               AMENDMENT NO. 2 TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933

                                ---------------
                                  H.T.E., INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

         FLORIDA                                                59-2133858
(STATE OR OTHER JURISDICTION OF                             (I.R.S. EMPLOYER
INCORPORATION OR ORGANIZATION)                           IDENTIFICATION NUMBER)

                           1000 BUSINESS CENTER DRIVE
                            LAKE MARY, FLORIDA 32746
                                 (407) 304-3235
       (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA
    CODE, OR REGISTRANT'S AGENT FOR SERVICE AND PRINCIPAL EXECUTIVE OFFICES)

                                ---------------

                               DENNIS J. HARWARD
          CHAIRMAN OF THE BOARD, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                  H.T.E., INC.
                           1000 BUSINESS CENTER DRIVE
                            LAKE MARY, FLORIDA 32746
                                 (407) 304-3235
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE OF AGENT FOR SERVICE)

                                ---------------

                                WITH COPIES TO:

                            RANDOLPH H. FIELDS, ESQ.
                             SANDRA C. GORDON, ESQ.
                            GREENBERG TRAURIG, P.A.
                      111 NORTH ORANGE AVENUE, SUITE 2000
                             ORLANDO, FLORIDA 32801
                                 (407) 420-1000

                                ---------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

  As soon as practicable after this Registration Statement becomes effective.

===============================================================================
If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                                ---------------

                               -----------------

       THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.


===============================================================================



         THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED. [THIS LANGUAGE WILL BE PRINTED ON THE LEFT MARGIN OF THE NEXT PAGE]

PROSPECTUS (Subject to completion)
DATED OCTOBER 27, 1998
                                4,078,021 SHARES



                                  H.T.E., INC.

                                  COMMON STOCK
                                   ----------



         This prospectus relates to shares of common stock of H.T.E., Inc. ("HTE" or the "Company") which may be offered from time to time by the selling shareholders identified in this prospectus. The Company will not receive any of the proceeds from the sale of the shares covered by this prospectus.

         The shares may be sold or distributed from time to time by or for the account of the selling shareholders or their pledgees through dealers, brokers or other agents, or directly to one or more purchasers, including pledgees, at market prices prevailing at the time or times they elect to sell or at prices otherwise negotiated. This prospectus also may be used, with the prior consent of the Company, by other persons acquiring the shares and who wish to offer and sell the shares under circumstances requiring or making desirable its use.

         The shares are registered for certain selling shareholders as a result of (i) the merger of HTE-Phoenix Systems, L.L.C., a wholly-owned Connecticut subsidiary of HTE, with and into Phoenix Systems, L.L.C., a Connecticut limited liability company and (ii) the merger of HTE-UCS, Inc., a wholly-owned Florida subsidiary of HTE, with and into UCS, Inc., a Florida corporation. HTE agreed to register the shares received by those selling shareholders in connection with the mergers. This registration statement also includes shares held by certain institutional and individual venture capital investors in accordance with piggy-back registration rights they hold. In addition, this registration statement includes shares held by certain officers and directors of HTE which may be offered for sale from time to time.

         The Company will not receive any portion of the proceeds from the sale of the shares covered by this prospectus, and will pay all of the expenses in connection with the registration of the shares for this offering (estimated to be $48,200), other than commissions, discounts and fees of brokers or dealers, and counsel fees and expenses incurred by the selling shareholders.

         The common stock of the Company is traded on the NASDAQ National Market under the symbol "HTEI." On October 23, 1998, the average high sale price and low sale price for one share of common stock on the NASDAQ National Market was $10.50.

         INVESTING IN THE COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 7 OF THIS PROSPECTUS.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.





                      Prospectus dated October ___, 1998.

                               TABLE OF CONTENTS

AVAILABLE INFORMATION.............................................................................................2
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE...................................................................3
THE COMPANY.......................................................................................................4
RISK FACTORS......................................................................................................7
USE OF PROCEEDS..................................................................................................13
SELLING SHAREHOLDERS.............................................................................................14
PLAN OF DISTRIBUTION.............................................................................................16
LEGAL MATTERS....................................................................................................17
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS................................................................17


                             AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The Company has filed with the Commission a registration statement on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act") with respect to the shares of common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Statements contained in this prospectus concerning the provisions of any document are not necessarily complete and, in each instance, reference is hereby made to the copy of the document filed as an exhibit to the registration statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

         The registration statement described above, its exhibits and schedules, and the reports, proxy statements, and other information that the Company files with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at 7 World Trade Center, 13th Floor, New York, New York 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained at prescribed rates from the Commission's Public Reference Section at its principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a web site, the address of which is http:/www.sec.gov that contains reports, proxy and information statements and other information regarding registrants, including the Company, that file electronically with the Commission.

         The Company's common stock is listed on the Nasdaq National Market, and reports, proxy statements, and other information concerning the Company can also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

         The Company will furnish without charge, upon written or oral request, to any person, including any beneficial owner, to whom this prospectus is delivered, a copy of any information that has been incorporated in this prospectus by reference (other than exhibits to such documents that are not specifically incorporated by reference into the information that this prospectus incorporates). Requests should be directed to Investor Relations, H.T.E., Inc., 1000 Business Center Drive, Lake Mary, Florida 32746, telephone number (407) 304-3235.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents filed with the Commission pursuant to the Exchange Act are incorporated herein by reference:

         1. The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997;

         2. The Company's Quarterly Reports on Form 10-Q for the three months ended March 31, 1998 and the six months ended June 30, 1998;

         3. All Current Reports filed by the Company pursuant to Section 13(a) or 15(d) of the Exchange Act since December 31, 1997, consisting of the Company's Current Reports on Form 8-K filed February 12, 1998, June 12, 1998 and amendment thereto filed on June 24, 1998, and August 19, 1998;

         4. The Company's Definitive Proxy Statement for the 1998 Annual Shareholder's Meeting filed on April 17, 1998 pursuant to Section 14 of the Exchange Act; and

         5. The description of the common stock contained in the Company's Registration Statement on Form 8-A and any amendments to such descriptions in such Registration Statement.

         In addition, all other documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the termination of this offering shall be deemed incorporated by reference in this prospectus and to be a part hereof from the date of filing of such documents.

         Any statement contained in a document incorporated or deemed to be incorporated herein by reference, or contained in this prospectus, shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified shall not be deemed to constitute a part of this prospectus except as so modified, and any statement so superseded shall not be deemed to constitute a part of this prospectus.

         No dealer, salesman or any other person has been authorized to give any information or to make any representations other than those contained or incorporated by reference in this prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or any selling shareholder. This prospectus does not constitute any offer to sell or a solicitation of any offer to buy securities by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this prospectus nor any sale made hereunder shall under any circumstances create any implication that there has been no change in the affairs of the Company since the date hereof.

                                  THE COMPANY

         The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements and notes thereto appearing elsewhere in this prospectus or incorporated herein by reference. As used in this prospectus, unless the context indicates otherwise, the terms "Company" and "HTE" refer to H.T.E., Inc. and its subsidiaries. Unless otherwise indicated, or the context otherwise requires, all information in this prospectus gives effect to a two-for-one split of the common stock on June 18, 1998 (the "Stock Split"). The Company changed its fiscal year end from March 31 to December 31 effective December 31, 1996.

         The Company develops, markets, implements and supports fully integrated enterprise-wide software applications designed specifically for public sector organizations, including state, county and city governments and other municipal agencies and for public and private utilities. For over 16 years, the Company has strategically focused on providing software applications exclusively to public sector organizations and utilities, and therefore has established itself as a leading provider of software solutions to those markets. HTE's fully integrated enterprise-wide software applications are designed to fulfill the specific functional requirements of the public sector marketplace, such as improvement of delivery of services, reduction of costs, enhancement of revenue collection, operation within budgetary constraints, compliance with government regulations and improvement of overall operating efficiencies. The Company's Total Enterprise Solution(TM) currently includes more than 50 applications addressing five functional areas: financial management, community services, public safety and justice, education and utility management. The Company's products operate as integrated suites or as stand-alone applications and function with a variety of computer and network hardware, operating systems, database software and desktop applications provided by other vendors. As part of its strategy to provide a completely integrated solution to its customers, the Company also provides a variety of related services, including consulting, implementation, education and training, and the provision and configuration of hardware systems.

         The public sector marketplace is composed of state, county and city governments, other municipal agencies and publicly owned utilities. Like many private sector businesses, public sector organizations are facing increasing pressure to improve delivery of services while striving to control and reduce costs and generate additional revenues. In response, public sector organizations are employing information technology ("IT") solutions in an effort to streamline and automate administrative processes, improve timeliness and quality of services and generally enhance operating efficiencies. In 1996, state and local government agencies spent approximately $34.5 billion on IT and related products, which is expected to grow to $45.0 billion by 2001 according to G2 Research, Inc. The estimated total for 2001 includes approximately $8.0 billion for software, $12.3 billion for external services and $8.4 billion for hardware. Certain IT issues facing state and local governments also impact utilities, many of which are owned by municipalities. Consequently, utilities are under pressure to retain their customer bases and focus their efforts on enhancing service levels, improving operating practices and reducing costs. However, current software solutions have not been able to meet the needs of public sector organizations because they are typically not enterprise-wide, do not share information among various public sector departments and are not designed specifically for use by public sector organizations. As public sector organizations reengineer their practices and strive to become more efficient, they seek comprehensive, fully-functional solutions from a single source which enable them to meet their particular needs.

         Historically, local governments and utility companies utilized computerized operations management systems principally based on mainframe and mini-computers running customized proprietary software. These legacy systems have a limited ability to operate with other software applications, systems and resources and are often difficult and expensive to maintain, upgrade and modify. Budget constraints and other factors have caused public sector organizations to lag private sector companies in the adoption of newer, open-architecture client/server systems. However, the need to integrate mission-critical functions is now driving these organizations to replace their legacy systems and more recently acquired point solutions with more technologically advanced, integrated and complete software solutions.

         HTE offers fully integrated enterprise-wide software solutions designed to automate and integrate the operations of public sector organizations. The applications in the financial management system are based on government fund accounting and provide integrated financial management functions including general ledger, budgeting, purchasing and asset management. The community services system provides a centralized land and location database solution which expedites access to property data, building permits, planning and zoning processes, business license information, property appraisals and assessments, and tax and billing collections. The public safety and justice system offers a complete solution from dispatch to adjudication through an integrated suite of applications which provides immediate field access to vital information. The utility management system facilitates electric, water, gas and other utility services by automating tasks such as customer location maintenance, meter reading maintenance, bill processing, delinquencies, penalties, refunds and write-offs. The education system provides integrated financial management functions and scheduling functions for school districts (grades K through 12). All of the Company's applications are designed to work together seamlessly and allow users to share functions and eliminate redundant data and repetitive tasks.

         As part of HTE's strategy to provide a completely integrated solution to its customers, the Company also provides a variety of related services, including maintenance, system planning and implementation, project management, education and training, the provision and configuration of hardware systems, and custom applications analysis, design and development. The Company's focus on the public sector and utility markets has allowed it to develop significant expertise regarding public sector organizations and to design comprehensive solutions that address the specific needs of these organizations. The Company markets and sells its products primarily through a direct sales force operating out of various locations. As of June 30, 1998, the Company had more than 1,600 customers in the U.S., Caribbean, United Kingdom and Canada, including installations in all 50 states.

         The Company's objective is to be the leading provider of enterprise-wide IT solutions to the public sector and utility markets. The Company seeks to accomplish this objective by: (i) promoting integrated enterprise-wide solutions thereby enabling it to sell additional products to customers who have only a few of the Company's applications or who prefer products which may be easily integrated with other applications in the future;
(ii) capitalizing on its public sector and utilities expertise to enhance sales in existing markets and expanding into new market segments, such as foreign governments and educational institutions; (iii) aggressively pursuing acquisition opportunities in the highly fragmented public sector vendor market;
(iv) continuing to develop new applications and incorporate new product functionality into business solutions that can operate effectively regardless of the customer's platform preference; and (v) increasing market penetration and expanding its geographic markets by increasing the size of its sales force and augmenting its collaborative relationships with customers.

RECENT ACQUISITIONS

         In December 1997, the Company purchased the assets of Kb Systems, Inc. ("Kb") for $400,000 in cash and the payment of a continuing royalty on license fees over a five-year period. For its fiscal year ended June 30, 1997, Kb had revenues of approximately $1.4 million. As of the date of the acquisition, Kb had approximately 150 customers. The Kb software applications have enabled the Company to expand its penetration into governmental tax departments by adding property appraisal and assessment applications to its traditional tax billing and collection capability.

         In January 1998, the Company purchased the assets of JALAN, Inc. ("JALAN") for approximately $1.7 million in cash. For its fiscal year ended September 30, 1997, JALAN had revenues of approximately $2.5 million. As of the date of the acquisition, JALAN had 18 employees and approximately 120 customers in 32 states. The JALAN software applications track inmate information for jails, case status for courts, defendant case information for district attorneys' and public defenders' offices, civil papers for sheriff departments, case information for the probation system and claims for victim compensation.

         In April 1998, the Company completed a pooling of interests acquisition of Phoenix Systems, LLC ("Phoenix") for 272,036 shares of common stock valued at $3.0 million on or about the closing date. As of the date of the acquisition, Phoenix had 22 employees and approximately 70 customers. The Phoenix software applications encompass a complete suite of integrated Windows NT software products targeted towards financial management and student administration for school districts (grades K through 12).

         In June 1998, the Company completed a pooling of interests acquisition of UCS, Inc., ("UCS") for 1,120,000 shares of common stock valued at $15.0 million as of the April 1998 agreement valuation date. For its fiscal year ended December 31, 1997, UCS had revenues of approximately $10.0 million. As of the date of the acquisition, UCS had approximately 130 employees in its Ft. Lauderdale, Florida, Golden, Colorado and Vienna, Virginia offices and more than 200 customers throughout the United States. UCS is a leading mobile work force automation provider of field-based reporting software. UCS' products and services are utilized by federal, state, county and city government agencies, as well as police and fire departments. UCS mobile data software enables law enforcement officials to utilize HTE software through the entire criminal justice process -- from the first point of contact with a suspect in the field through the judicial system and throughout the incarceration period.

         In August 1998, the Company acquired the assets of Vanguard Management & Information Systems, Inc. ("Vanguard") for $400,000 in cash and the payment of continuing royalties over a five-year period. Vanguard products provide software applications to trial courts and other judicial agencies. The Company expects the acquisition to expand its justice system product line, enhance its UNIX client/server offerings, and permit it to respond to proposals for large scale court administration systems.


         Over the past five years, the Company has supplemented its internal growth with nine acquisitions, four of which have occurred since June 1997. The Company intends to continue its growth strategy and expects growth from acquisitions to complement internally generated growth. The Company views acquisitions as a means of acquiring technology and industry expertise, thereby expanding the variety of enterprise-wide software applications the Company offers for sale and servicing, broadening its customer base and expanding internationally. The Company believes that the public sector application vendor market is highly fragmented with many small point solution companies and that the industry is currently entering a period of consolidation. The Company intends to pursue acquisition opportunities which accomplish its objective of becoming the leading provider of enterprise-wide IT solutions to the public sector.


         The principal executive offices of H.T.E., Inc. are located at 1000 Business Center Drive, Lake Mary, Florida 32746 and its telephone number is
(407) 304-3235.

RECENT DEVELOPMENTS

         On October 14, 1998, the Company published its results for the third quarter ended September 30, 1998. Revenues for the third quarter of fiscal 1998 increased 72.8% to $27.0 million from $15.6 million in the same period of 1997. Net income for the period grew 131.6% to $1.9 million, compared with net income of $801,000 in the third quarter of 1997. Basic earnings per share for the third quarter was $0.11 per share ($0.11 diluted), compared to $0.05 per share ($0.05 diluted) for the third quarter of 1997.

         On October 15, 1998, the Company announced the termination of its planned underwritten offering. As a result, costs related to the offering of approximately $342,000, which had been capitalized as of September 30, 1998, will be charged to operations in the fourth quarter of 1998.

                                  RISK FACTORS

         Investment in the shares of common stock involve a high degree of risk. The following risk factors should be considered carefully in addition to the other information contained in this prospectus or incorporated herein by reference. Except for the historical information contained herein, the discussion in this prospectus contains certain forward-looking statements that involve risks and uncertainties, such as statements of the Company's plans, objectives, expectations and intentions. The cautionary statements made in this prospectus should be read as being applicable to all forward-looking statements wherever they appear in this prospectus. The Company's actual results could differ materially from those discussed in this prospectus. Factors that could cause or contribute to such differences include those discussed below, as well as those discussed elsewhere herein. See "Special Note Regarding Forward-Looking Statements" on page 17 of this prospectus.

FLUCTUATIONS IN QUARTERLY OPERATING RESULTS

         The Company's revenues and operating results are subject to quarterly and other fluctuations resulting from a variety of factors, including the budgeting and purchasing practices of its customers, the length of customer evaluation processes for the Company's solutions and the timing of customer system conversions. Because a substantial portion of revenues may not be generated until the end of each quarter, the Company may not be able to adjust or reduce spending in response to sales shortfalls or delays. In addition, the Company's expense levels are based, in significant part, on the Company's expectations of future revenues and are therefore relatively fixed in the short term. If revenues fall below expectations, net income is likely to be adversely affected. These factors can cause significant variations in operating results from quarter to quarter. The Company believes that quarter to quarter comparisons of its financial results are not necessarily meaningful and should not be relied upon as an indication of future performance.

RISKS ASSOCIATED WITH PUBLIC SECTOR MARKET

         Substantially all of the Company's revenues to date have been attributable to sales of software and services rendered to state, county and city governments, other municipal agencies and publicly owned utilities. The Company expects that sales to public sector customers will continue to account for substantially all of the Company's revenues in the future. The sales cycle associated with the purchase of the Company's products is typically complex, lengthy and subject to a number of significant risks, including customers' budgetary constraints and governmental acceptance reviews over which the Company has little or no control.

         For each contract with a public sector customer, the Company is typically subject to a protracted procurement process. The process can include a detailed written response to the demonstrations, the design of software that addresses customer-specified needs, the integration of Company and third party products, political influences, award protests initiated by unsuccessful bidders and changes in budgets or appropriations which are beyond the Company's control. Contracts with public sector customers are typically subject to procurement policies which may be onerous and may include profit limitations and rights of the agency to terminate for convenience or if funds are unavailable. Some public sector customers require liquidated damages for defective products and/or for delays or interruptions caused by system failures. Payments under some public sector contracts are subject to achieving implementation milestones, and the Company has had, and may in the future have, differences with customers as to whether milestones have been achieved.

         Government organizations require compliance with various legal and other special considerations in the procurement process. The adoption of new or modified procurement regulations could adversely affect the Company by increasing costs to the Company of competing for sales or by impacting the Company's ability to perform government contracts. Any violation (intentional or otherwise) of these regulations could result in the imposition of fines, and/or debarment from award of additional government contracts which could have a material adverse effect on the Company.

MANAGEMENT OF GROWTH

         As a result of both acquisitions and successful operations, the Company has recently experienced a period of significant revenue growth and an expansion in the number of its employees, the scope of its operating and financial systems and the geographic area of its operations. This growth has resulted in new and increased responsibility for management personnel and has placed additional demands upon the Company's operational, administrative and financial resources. To accommodate recent growth, compete effectively and manage potential future growth, the Company must continue to implement and improve information systems, procedures and controls and expand, train, motivate and manage its staff. These demands will require the addition of new management and other qualified personnel. There can be no assurance that the Company's personnel, systems, procedures and controls will be adequate to support the Company's future operations or to integrate successfully operations and personnel of acquired entities. Any failure to implement and improve the Company's operational, financial and management systems, to integrate operations of acquired businesses or to expand, train, motivate or manage employees could have a material adverse effect on the Company's business, operating results and financial condition.

ABILITY TO RETAIN AND ATTRACT PERSONNEL

         The Company's continued success will depend upon the availability and performance of its key management, sales, marketing, customer support and product development personnel. The loss of key management or technical personnel could adversely affect the Company. The Company believes that its continued success will depend in large part upon its ability to attract and retain such personnel. The Company has at times experienced and continues to experience difficulty in recruiting qualified personnel. Competition for qualified software development, sales and other personnel is intense, and there can be no assurance that the Company will be successful in attracting and retaining such personnel.

ABILITY TO RESPOND TO TECHNOLOGICAL CHANGE

         The Company's future success will depend significantly on its ability to enhance its current products and develop or acquire and market new products which keep pace with technological developments and evolving industry standards as well as respond to changes in customer needs. The market for the Company's products is characterized by rapid technological change, evolving industry standards in computer hardware and software technology, changes in customer requirements and frequent new product introductions and enhancements. The introduction of products embodying new technologies and the emergence of new industry standards can render existing products obsolete and unmarketable. As a result, the Company's future success will depend, in part, upon its ability to continue to enhance existing products and develop and introduce in a timely manner or acquire new products that keep pace with technological developments, satisfy increasingly sophisticated customer requirements and achieve market acceptance. There can be no assurance that the Company will successfully identify new product opportunities and develop and bring new products to market in a timely and cost-effective manner, or that products, capabilities or technologies developed by others will not render the Company's products or technologies obsolete or noncompetitive. If the Company is unable to develop or acquire on a timely and cost-effective basis new software products or enhancements to existing products, or if such new products or enhancements do not achieve market acceptance, the Company's business, operating results and financial condition may be materially adversely affected.

RISKS ASSOCIATED WITH ACQUISITIONS

         A fundamental element of the Company's strategy is to grow through acquisitions. As part of its growth strategy, the Company evaluates the acquisition of other companies, assets or product lines that would complement or expand its business in attractive geographic or service markets or that would broaden its customer relationships. There can be no assurance that the Company will be able to identify suitable acquisition candidates available for sale at reasonable prices, consummate any acquisition or successfully integrate any acquired business into the Company's operations. The success of any completed acquisition will depend in large measure on the Company's ability to integrate the operations of the acquired business with those of the Company and otherwise to maintain and improve the results of operations of the acquired business. Acquisitions may involve a number of special risks, including diversion of management's attention, failure to retain key acquired personnel, unanticipated events or circumstances, legal liabilities and amortization of acquired intangible assets, some or all of which could have a material adverse effect on the Company's business, financial condition and results of operations. Although the Company conducts due diligence reviews of potential acquisition candidates, the Company may not identify all material liabilities or risks related to acquisition candidates.

         The Company may elect to finance acquisitions with possible debt financing or through the issuance of equity securities, or any combination of the foregoing. There can be no assurance that the Company will be able to arrange adequate financing on acceptable terms. If the Company were to consummate one or more significant acquisitions in which the consideration consisted of stock, shareholders of the Company could suffer dilution of their interests in the Company. Most of the businesses that might become attractive acquisition candidates for the Company are likely to have significant intangible assets, and acquisition of these businesses, if accounted for as a purchase, would typically result in substantial amortization charges to the Company, which would reduce future earnings. In addition, such acquisitions could involve non-recurring acquisition-related charges, such as write-offs or write-downs of acquired research and development costs, which could have a material adverse effect on the Company's results of operations for the accounting period in which such charges are incurred.

COMPETITION


         The Company believes it is a leading provider of integrated enterprise-wide solutions for the public sector and utility markets. However, the Company faces competition from a variety of software vendors that offer products and services similar to those offered by the Company, and from companies offering to develop custom software. Certain competitors have greater technical, marketing and financial resources than the Company. The Company also competes with in-house IT staffs.



         The Company believes the market is highly fragmented with a large number of competitors that vary in size, primary computer platforms and overall product scope. The Company competes from time to time with (i) the consulting divisions of national and regional accounting firms; (ii) companies which focus on selected segments of the public sector and utilities markets including PeopleSoft, Inc., Systems & Computer Technology Corp. and J.D. Edwards & Company, Inc.; and (iii) a significant number of smaller private companies. There can be no assurance that such competitors will not develop products or offer services that are superior to the Company's products or services or that achieve greater market acceptance.

         The Company could face additional competition as other established and emerging companies enter the public sector software application market and new products and technologies are introduced. Increased competition could result in price reductions, fewer customer orders, reduced gross margins and loss of market share. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third-parties, thereby increasing the ability of their products to address the needs of the Company's prospective customers. It is possible that new competitors or alliances among current and new competitors may emerge and rapidly gain significant market share. Further, competitive pressures could require the Company to reduce the price of its software licenses and related services. There can be no assurance that the Company will be able to compete successfully against current and future competitors, and the failure to do so would have a material adverse effect upon the Company's business, operating results and financial condition.

DEPENDENCE ON KEY SUPPLIERS AND STRATEGIC RELATIONSHIPS

         The Company purchases certain key components of its products, including the adapter code and certain application development tools, from single or limited source suppliers. For certain of these components, there are relatively few suppliers. The Company currently has relatively few agreements that would assure delivery of such components from such suppliers. Generally, these contracts are terminable by either party upon 60 to 90 days notice. Establishing additional or replacement suppliers for any of the numerous components used in the Company's products, if required, may not be accomplished or could involve significant additional costs. The ability of any of the Company's suppliers to provide functional components in a timely manner, or the inability of the Company to locate qualified alternative suppliers for components at a reasonable cost, could adversely affect the Company's business, financial condition and results of operations. The Company's success also depends in part upon its alliances and relationships with leading hardware and software vendors. A change in these relationships could have a material adverse effect on its results of operations and financial condition while the Company seeks to establish alternative relationships. In addition, substantially all of the Company's hardware revenues are derived from the sale of IBM AS/400 systems in connection with the Company's remarketer arrangements with IBM. Any change in this relationship could have an adverse effect on the Company's financial performance. The Company may need to establish additional alliances and relationships in order to keep pace with changes in technology and there can be no assurance such additional alliances will be established.

         The Company relies primarily on distribution channels for sales of its recently acquired line of field-based reporting software products. The Company has established strategic marketing alliances with several large vendors for these products. Other businesses that the Company may acquire in the future may also sell their products primarily through similar marketing alliances or other collaborative relationships. The maintenance of those alliances and the establishment of additional alliances may be necessary for increased market penetration for such products. Certain of the Company's competitors may have already established such alliances with desired vendors who, as a result, may have limited interests in creating alliances with the Company. There can be no assurance that the Company will be able to negotiate any additional strategic relationships, that such additional relationships will be available to the Company on acceptable terms or that any such relationships, if established, will be commercially successful. Failure to do so could have a material adverse effect on the Company's business, financial condition and results of operations.

RISKS OF SOFTWARE DEFECTS AND PRODUCT LIABILITY


         Software products as complex as those developed by the Company may contain errors or defects, especially when first introduced or when new versions or enhancements are released. Although the Company has not experienced material adverse effects resulting from any such defects or errors to date, there can be no assurance that material defects and errors will not be found after commencement of product shipments. Any such defects could result in loss of revenues or delay market acceptance.



         The Company markets complex, mission-critical, enterprise-wide applications. The Company's license agreements with its customers typically contain provisions designed to limit the Company's exposure to potential product liability claims. It is possible, however, that the limitation of liability provisions contained in the Company's license agreements may not be effective as a result of existing or future federal, state or local laws or ordinances or judicial decisions. Although the Company has not experienced any significant product liability claims to date, the sale, installation and support of software by the Company may entail the risk of such claims, which may be substantial. A successful product liability claim brought against the Company could have a material adverse effect upon the Company's business, operating results and financial condition.

PROPRIETARY RIGHTS, RISKS OF INFRINGEMENT AND SOURCE CODE RELEASE

         The Company regards certain features of its internal operations, software and documentation as confidential and proprietary, and relies on a combination of contract and trade secret laws and other measures to protect its proprietary intellectual property. The Company owns no patents and, under existing copyright laws, has only limited protection for its intellectual property. The Company believes that, due to the rapid rate of technological change in the computer software industry, trade secret and copyright protection are less significant than factors such as the knowledge, ability and experience of the Company's employees, frequent product enhancements and timeliness and quality of support services.

         The Company provides its products to customers under exclusive licenses, which generally are non-transferable and have a perpetual term. The Company generally licenses its products solely for the customer's internal operations and only on designated computers. In certain circumstances, the Company makes enterprise-wide licenses available for select applications. Although the Company currently provides object code to its customers and not source code, the Company historically provided source code to its customers for several products. The Company has escrowed and continues to escrow its source code for the benefit of all customers. A misappropriation or other misuse of the Company's intellectual property, including source codes previously delivered to customers, could have an adverse effect on the Company. Further, there can be no assurance that third parties will not assert infringement or misappropriation claims against the Company in the future with respect to current or future products. Any claims or litigation, with or without merit, could be time-consuming, result in costly litigation, diversion of management's attention and cause product shipment delays or require the Company to enter into royalty or licensing arrangements. Such royalty or licensing arrangements, if required, may not be available on terms acceptable to the Company, if at all. Litigation to defend and enforce the Company's intellectual property rights could result in substantial costs and diversion of resources and could have a material adverse effect on the Company's business, financial condition and results of operations, regardless of the final outcome of such litigation. The Company may be subject to additional risks as it enters into transactions in countries where intellectual property laws are not well developed or are poorly enforced. Legal protections of the Company's rights may be ineffective in such countries.

YEAR 2000 COMPLIANCE

         Many installed computer systems and software products are coded to accept only two digit entries in the date code field. These date code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, in less than two years, computer systems and/or software used by many organizations may need to be upgraded to comply with such "Year 2000" requirements. Significant uncertainty exists in the software industry concerning the potential effects associated with such compliance. The Company does not believe that it has material exposure to the Year 2000 issue with respect to its own information systems. The Company believes that the current versions of its products are Year 2000 compliant. The Company regularly runs regression tests on its software, including tests of the Year 2000 rollover. Based on the above, it is not expected that the Company's products will be adversely affected by date changes in the year 2000. However, there can be no assurance that the Company's products contain and will contain all features and functionality considered necessary by customers, distributors, resellers and systems integrators to be Year 2000 compliant. Notwithstanding that the Company regularly provides free software upgrades to its customers and that recent upgrades are Year 2000 compliant, certain customers of the Company may still be running earlier, noncompliant versions of the Company's products. The Company is in the process of informing customers of the need to migrate to current products that management believes are Year 2000 compliant. Although the Company believes that the information systems of its major vendors (insofar as they relate to the Company's business) comply with Year 2000 requirements, there can be no assurance that the Year 2000 issue will not affect the information systems of the Company's major vendors as they relate to the Company's business, or that any such impact of a major vendor's information system would not have a material adverse effect on the Company. The Company has no contingency plan as such, however the Company believes it should be able to identify alternative vendors if the need arises. The Company anticipates that generally throughout the software industry substantial litigation may be brought against software vendors of non-compliant operating environments. Any such claims against the Company, with or without merit, could have a material adverse effect on the Company's business, operating results and financial condition.

RISKS ASSOCIATED WITH INTERNATIONAL SALES

         The Company has sold products to customers in Canada, the Caribbean, and the United Kingdom. Management expects to augment its presence in international markets. Accordingly, the Company's business, and its ability to expand its operations internationally, is subject to the risks inherent in international business activities, including, in particular, greater difficulty in safeguarding its intellectual property, general economic and political conditions in each country, foreign currency exchange rate fluctuations, overlap of different tax structures, difficulty in staffing and managing an organization spread over various countries (should the Company elect to establish a presence in international markets rather than through independent sales representatives), unexpected changes in regulatory requirements, compliance with a variety of foreign laws and regulations, and longer accounts receivable payment cycles in certain countries. Other risks associated with international operations include import and export licensing requirements, trade restrictions and changes in tariff rates. Any of the foregoing factors could have a material adverse effect on the Company's ability to expand its international sales. In addition, the Company must translate its software into foreign languages. To the extent that the Company is unable to accomplish such translations in a timely manner, the Company's ability to further penetrate international markets would be adversely affected. The deeper exposure to international markets creates new areas with which the Company is not familiar and places the Company in competition with new vendors. There is no assurance the Company will be successful in its efforts to compete in these international markets.

         If the Company significantly expands its international business, it anticipates that it will hedge exchange rate movements on either side of a locked-in spot rate for movements within certain ranges on dollar-foreign currency rates. Changes in the value of foreign currencies relative to the dollar beyond the ranges hedged by the Company could affect its financial condition and results of operations, and gains and losses on currency translations could contribute to fluctuations in the Company's results of operations.

POTENTIAL VOLATILITY OF STOCK PRICE

         The market price of the common stock may be volatile and may be significantly affected by factors such as actual or anticipated fluctuations in the Company's operating results, announcements of technological innovations, new products or new contracts by the Company or its competitors, developments with respect to patents, copyrights or proprietary rights, conditions and trends in the software and other technology industries, adoption of new accounting standards affecting the software industry, changes in financial estimates by securities analysts, general market conditions and other factors. In addition, the stock market has from time to time experienced significant price and volume fluctuations that have particularly affected the market prices for the common stock of technology companies. These broad market fluctuations may adversely affect the market price of the common stock. In the past, following periods of volatility in the market price of a particular company's securities, securities class action litigation has often been brought against the company. There can be no assurance that such litigation will not occur in the future with respect to the Company; such litigation could result in substantial costs and a diversion of management's attention and resources, which could have a material adverse effect upon the Company's business, operating results and financial condition.

CONTROL BY OFFICERS AND DIRECTORS

         Assuming the present Directors and executive officers of the Company and their affiliates will beneficially own approximately 35% of the outstanding common stock after this offering, as a result, these shareholders would likely be able to effectively control most matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. Such concentration of ownership may have the effect of delaying or preventing a change in control of the Company.

ABSENCE OF CASH DIVIDENDS

         The Company has not paid cash dividends on its common stock in the past. The Company presently intends to retain earnings for its business and does not anticipate paying any cash dividends in the foreseeable future.

EFFECT OF CERTAIN CHARTER AND BYLAW PROVISIONS; ANTI-TAKEOVER EFFECTS

         Certain provisions of Florida law and the Company's Articles of Incorporation, as amended ("Amended Articles"), may deter or frustrate a takeover attempt of the Company that a shareholder might consider in its best interest. The Company is subject to the "affiliated transactions" and "control share acquisition" provisions of the Florida Business Corporation Act. These provisions require, subject to certain exceptions, that an "affiliated transaction" be approved by the holders of two-thirds of the voting shares other than those beneficially owned by an "interested shareholder" or by a majority of disinterested directors. Voting rights must also be conferred on "control shares" acquired in specified control share acquisitions, generally only to the extent conferred by resolution approval by the shareholders, excluding holders of shares defined as "interested shares." In addition, certain provisions of the Company's Amended Articles or Bylaws, among other things, provide that (i) any action required or permitted to be taken by the shareholders of the Company may be effected only at an annual or special meeting of shareholders, and not by written consent of the shareholders, (ii) the annual meeting of shareholders shall be held on such date and at such time fixed from time to time by the Board of Directors, provided that there shall be an annual meeting held every calendar year, (iii) any special meeting of the shareholders may be called only by the Chairman of the Board, or upon the affirmative vote of at least a majority of the members of the Board of Directors, or upon the written demand of the holders of not less than 50% of the votes entitled to be cast at a special meeting, (iv) an advance notice procedure must be followed for nomination of directors and for other shareholder proposals to be considered at annual shareholders' meetings, and
(v) the Company's Board of Directors be divided into three classes, each of which serves for different three-year periods. In addition, the Company will be authorized to issue additional shares of common stock and up to five million shares of preferred stock in one or more series, having terms fixed by the Board of Directors without shareholder approval, including voting, dividend or liquidation rights that could be greater than or senior to the rights of holders of common stock. Issuance of additional shares of common stock or new shares of Preferred Stock could also be used as an anti-takeover device.


                                USE OF PROCEEDS

         This prospectus relates to shares of common stock being offered and sold for the account of the selling shareholders. The Company will not receive any proceeds from the sale of the common stock but will pay all expenses related to the registration of the shares.

                              SELLING SHAREHOLDERS

         The following table sets forth the name of each selling shareholder, the aggregate number of shares of common stock beneficially owned by each selling shareholder as of the date of this prospectus, and the aggregate number of shares of common stock that each selling shareholder may offer and sell pursuant to this prospectus. Because the selling shareholders may offer all or a portion of the shares at any time and from time to time after the date of this prospectus, no estimate can be made of the number of shares that each selling shareholder may retain upon completion of the offering.

         The selling shareholders consist of the following categories of persons: (i) BancBoston Ventures, Inc., a venture capital investor that has held its shares since November 1994; (ii) various institutional and individual limited partners of a venture capital partnership that held its shares from March 1995 until it recently distributed such shares to its partners (a total of 8 investors selling 794,553 shares); (iii) two former shareholders of Phoenix selling a total of 272,036 shares received in connection with the Company's acquisition of Phoenix in April 1998; (iv) former shareholders and options holders of UCS. who received their shares in connection with the Company's acquisition of UCS in June 1998, representing a total of 51 persons selling a total of 573,578 shares, excluding 546,422 shares that are held by Mr. Ramos, an officer of the Company and former principal shareholder of UCS; and (v) certain directors and officers of the Company selling a total of 1,325,422 shares, including the 546,422 shares being sold by Mr. Ramos, referenced above.

         To the knowledge of the Company, none of the selling shareholders has had within the past three years any material relationship with the Company or any of its predecessors or affiliates, except as set forth in the footnotes to the following table.

                                           NUMBER OF SHARES              SHARES             SHARES OWNED ASSUMING
                                         OWNED AS OF THE DATE       COVERED BY THIS      SALE OF ALL SHARES COVERED
                                           OF PROSPECTUS(1)            PROSPECTUS            BY THIS PROSPECTUS
                                         --------------------     --------------------   --------------------------
NAME OF SELLING SHAREHOLDERS                    NUMBER                   NUMBER             NUMBER       PERCENT
--------------------------------------   --------------------     --------------------   ------------  ------------

Dennis J. Harward(2)                            3,713,798               300,000            3,413,798         20.2%

Jack L. Harward(3)                              2,505,154               300,000            2,205,154         13.1%

O.F. Ramos(4)                                     546,422               546,422                  -0-          -0-

Daniel E. Catan(5)                                122,028                20,000              102,028            *

Ronald E. Goodrow(6)                              169,600                53,000              116,600            *

Robert W. Nelson(7)                               283,468               283,468                  -0-            *

William K. North(8)                               172,846               172,846                  -0-            *

George A. Sheehy(9)                               136,018               136,018                  -0-            *

David N. Way(10)                                  136,018               136,018                  -0-            *

George P. Keeley                                   30,394                30,394                  -0-          -0-

Raymond R. Rafferty, Jr.                           87,654                40,000               47,654            *

BancBoston Ventures, Inc.                       1,112,432             1,112,432                  -0-          -0-

CoreStates Holdings, Inc.                         416,391               416,391                  -0-          -0-

G & S Investment Group Limited
    Partnership(11)                               212,000               106,000              106,000            *

The Philadelphia Municipal Employees
    Retirement System                              90,520                90,520                  -0-          -0-

NatWest Group Holdings Corporation                 90,520                90,520                  -0-          -0-

Summit Bancorp                                     54,312                54,312                  -0-          -0-

First Maryland Bancorp.                            36,208                36,208                  -0-          -0-

PNC Bank, Delaware                                 36,208                36,208                  -0-          -0-

Certain Employees (49) of HTE-UCS, Inc.12)        117,264               117,264                  -0-            *
                                                                      ---------
                                                                      4,078,021

------------------
*    Less than 1%.

(1) A person is deemed to be the beneficial owner of securities that can be acuired by such person within 60 days from the date hereof either from the exercise of options or from the conversion of a security.

(2) Mr. D. Harward has been President, Chief Executive Officer and Chairman of the Board of the Company since 1981.

(3) Mr. J. Harward has been Executive Vice President and a Director of the Company since 1983.

(4) Mr. Ramos, a Director of the Company since August 1998, has been Executive Vice President of the Company and President of HTE-UCS, Inc. since June 1998 and prior to that date was the President, Chief Executive Officer, a Director and a principal (51.5%) shareholder of UCS. Includes 30,268 shares of common stock held in escrow for 180 days following the June 1, 1998 closing of the UCS acquisition, pursuant to the terms and conditions of an escrow agreement.

(5) Includes 121,200 shares of common stock that Mr. Catan may acquire within 60 days upon exercise of stock options. Mr. Catan has been Vice President and Chief Marketing Officer since July 1996.

(6) Includes 116,600 shares of common stock that Mr. Goodrow may acquire within 60 days upon exercise of stock options. Mr. Goodrow is a former officer of the Company and was the Vice President -- Operations from August 1995 to September 1998.

(7) Mr. Nelson has been Vice President -- Marketing and Chief Marketing Officer with HTE-UCS, Inc. since June 1998 and was Vice President of Marketing and a principal (26.7%) shareholder of UCS. Includes 15,710 shares of common stock held in escrow for 180 days following the June 1, 1998 closing of the UCS acquisition, pursuant to the terms and conditions of an escrow agreement.

(8)   Mr. North has been Vice President -- Research of HTE-UCS, Inc. since
      June 1998 and was a principal (16.3%) shareholder of UCS. Includes 9,578 shares of common stock held in escrow for 180 days following the June 1, 1998 closing of the UCS acquisition, pursuant to the terms and conditions of an escrow agreement.

(9) Mr. Sheehy has been Vice President of HTE-Phoenix Systems LLC since April 1998 and formerly held the same position with, and was a 50% equity owner of Phoenix prior to HTE's acquisition of that company. Includes 13,602 shares of common stock held in escrow for 240 days following the April 1, 1998 closing of the acquisition of Phoenix pursuant to the terms of an escrow agreement.

(10) Mr. Way has been President of HTE-Phoenix Systems LLC since April 1998 and formerly held the same position with, and was a 50% equity owner of Phoenix prior to HTE's acquisition of that company. Includes 13,602 shares of common stock held in escrow for 240 days following the April 1, 1998 closing of the acquisition of Phoenix pursuant to the terms of an escrow agreement.

(11) Mr. L.A. Gornto, Jr., Executive Vice President, Secretary and General Counsel for the Company since January 1997 is deemed the beneficial owner of 106,000 shares held by the G & S Investment Group Limited Partnership ("G & S Partnership"), in which Mr. Gornto is the general partner and he and his spouse are the limited partners. The ownership table includes 106,000 shares of common stock that Mr. Gornto may acquire within 60 days upon exercise of stock options. Mr. Gornto was Chief Financial Officer of the Company from January 1997 to November 1997. Prior to January 1997, Mr. Gornto provided legal services to the Company.

(12) Represents shares of the Company's common stock received by various UCS optionholders (employees) in connection with the acquisition of UCS by the Company, which shares in the aggregate represent less than 1% of the issued and outstanding shares of common stock of the Company. Excludes shares of common stock beneficially owned by Messrs. Ramos, Nelson and North, who are identified individually in the foregoing table.

                              PLAN OF DISTRIBUTION

         The Company intends to use its best efforts to keep the registration statement, of which this prospectus is a part, effective for 12 months from the effective date of this prospectus or until the selling shareholders have sold their shares, whichever first occurs.

         Since the selling shareholders may offer all or part of the shares of common stock set forth in this prospectus, and since this offering is not being underwritten on a firm commitment basis, no estimate can be given as to the amount of shares of common stock to be offered for sale by the selling shareholders.

         The selling shareholders may sell or distribute some or all of the shares of common stock offered by this prospectus from time to time through dealers or brokers or directly to one or more purchasers, including pledgees, in transactions (which may involve block transactions) on the NASDAQ National Market, in transactions occurring in the public market off the NASDAQ National Market, privately negotiated transactions (including sales pursuant to pledges), or in a combination of such transactions. Such transactions may be effected by the selling shareholders at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. Brokers or dealers participating in such transactions as agents may receive compensation in the form of discounts, concessions or commissions from the selling shareholders (and, if they act as agent for the purchaser of such shares, from such purchaser). Such discounts, concessions or commissions as to a particular broker or dealer might be in excess of those customary in the type of transaction involved. This prospectus also may be used, with the Company's consent, by donees of the selling shareholders, or by other persons acquiring shares and who wish to offer and sell such shares under circumstances requiring or making desirable its use. In addition, any shares covered by this prospectus which qualify for sale pursuant to Rule 144 of the Securities Act, may be sold under Rule 144 rather than pursuant to this prospectus.

         The selling shareholders and any such brokers or dealers that participate in such distribution may be deemed to be "underwriters" within the meaning of the Securities Act, and any discounts, commissions or concessions received by any such brokers or dealers might be deemed to be underwriting discounts and commissions under the Securities Act. Neither the Company nor the selling shareholders can presently estimate the amount of such compensation.

         Under applicable rules and regulations under the Exchange Act, any person engaged in a distribution of any of the shares may not simultaneously engage in market activities with respect to the common stock for the applicable period under Regulation M prior to the commencement of such distribution. In addition and without limiting the foregoing, the selling shareholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Rules 10b-5 and Regulation M, which provisions may limit the timing of purchases and sales of any of the shares by the selling shareholders. All of the foregoing may affect the marketability of the common stock.

         The Company will receive no portion of the proceeds from the sale of the shares of common stock. The Company will bear all of the expenses incident to the registration of the shares for this offering by the selling shareholders other than commissions and discounts of brokers or dealers, transfer tapes, if any, and counsel fees and expenses incurred by the selling shareholders. Each selling shareholder may indemnify any broker or dealer that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act. The Company may agree to indemnify the selling shareholders and any such statutory "underwriters" and controlling persons of such "underwriters" against certain liabilities including certain liabilities arising under the Securities Act.

         In order to comply with certain states' securities laws, if applicable, the shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the common stock may not be sold unless the common stock has been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.


                                      LEGAL

         The validity of the common stock covered by this prospectus has been passed upon by Greenberg Traurig, P.A., Orlando, Florida.


                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         This prospectus contains certain forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act, with respect to the Company's business, financial condition and results of operations. When used in this prospectus, the words "may," "will," "intends," "plans," "expects," "anticipates," "estimates," and similar expressions are intended to identify forward-looking statements. The forward-looking statements included herein are subject to risks and uncertainties. The Company's actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in "Risk Factors," as well as those discussed elsewhere in this prospectus. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

                                    PART II.
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.   OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The Company estimates that expenses in connection with the Offering described in this registration statement (other than brokerage discounts, commissions and fees and legal fees incurred by the selling shareholders, if any, shall be payable by such selling shareholders) will be as follows:



         Securities and Exchange Commission registration fee                                     $12,632
                                                                                                 -------
         Legal fees and expenses                                                                  15,000*
                                                                                                 -------
         Accounting fees and expenses                                                              5,000*
                                                                                                 -------
         Printing Expenses                                                                         3,000*
                                                                                                 -------
         Blue Sky Fees                                                                             9,500*
                                                                                                 -------
         Miscellaneous Expenses                                                                    3,000*
                                                                                                 -------
                  Total                                                                           48,132*
                                                                                                 =======


*All amounts shown, except the Securities and Exchange Commission registration fee, are estimated.



ITEM 15.   INDEMNIFICATION OF DIRECTORS AND OFFICERS.


         The Registrant has authority under Section 607.0850 of the Florida Business Corporation Act to indemnify its directors and officers to the extent provided in such statute. The Registrant's Amended and Restated Articles of Incorporation provide that the Registrant may indemnify its executive officers and directors to the fullest extent permitted by law either now or hereafter. The Registrant has also entered into an agreement with each of its directors and certain of its officers wherein it has agreed to indemnify each of them to the fullest extent permitted by law.

         The provisions of the Florida Business Corporation Act that authorize indemnification do not eliminate the duty of care of a director, and in appropriate circumstances equitable remedies such as injunctive or other forms of nonmonetary relief will remain available under Florida law. In addition, each director will continue to be subject to liability for (a) violations of the criminal law, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful; (b) deriving an improper personal benefit from a transaction; (c) voting for or assenting to an unlawful distribution; and (d) willful misconduct or a conscious disregard for the best interests of the Registrant in a proceeding by or in the right of the Registrant to procure a judgment in its favor or in a proceeding by or in the right of a shareholder. The statute does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "1933 Act") may be permitted to directors, officers or controlling persons of Registrant, pursuant to the foregoing provisions or otherwise, Registrant has been advised that, in the opinion of the Securities and Exchange Commission (the "Commission"), such indemnification is against public policy as expressed in the 1933 Act, and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of Registrant in the successful defense of any suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

ITEM 16.   EXHIBITS.

         The Exhibits to this Registration Statement are listed in the Index to Exhibits on Page II-6.

ITEM 17.   UNDERTAKINGS.

         The undersigned registrant hereby undertakes:

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                           (i)      To include any prospectus required by
Section 10(a)(3) of the Securities Act of 1933;

                           (ii)     To reflect in the prospectus any facts or
events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

                           (iii)    To include any material information with
respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

                  (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                  (4) For purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (5) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.








                   [REMAINDER OF PAGE INTENTIONALLY OMITTED]

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 2 to the Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lake Mary, State of Florida on October 26, 1998.

                                          H.T.E., Inc.

                                          By: /s/  Dennis J. Harward
                                             ----------------------------------
                                          Dennis J. Harward
                                          Chairman of the Board, President
                                           and Chief Executive Officer



                                POWER OF ATTORNEY

         Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to the Registration Statement on Form S-3 has been signed below by the following persons in the capacities and on the dates indicated.


                SIGNATURE                                     TITLE                                 DATE
                ---------                                     -----                                 ----
/s/  Dennis J. Harward                      Chairman of the Board, President, Chief           October 26, 1998
---------------------------------------     Executive Officer and Director
            Dennis J. Harward               (principal executive officer)


/s/  Jack L. Harward                        Executive Vice President and Director             October 26, 1998
---------------------------------------
             Jack L. Harward


/s/  O. F. Ramos                            Executive Vice President and Director             October 26, 1998
---------------------------------------
               O. F. Ramos


/s/  Susan D. Falotico                      Vice President, Chief Financial Officer           October 26, 1998
---------------------------------------     (principal financial officer)
            Susan D. Falotico


                                            Director                                          October __, 1998
 --------------------------------------
              Bernard Markey


                                            Director                                          October __, 1998
 --------------------------------------
             Raymond Ambrose

                                INDEX TO EXHIBITS



                  EXHIBIT
                  NUMBER                                     DESCRIPTION
                  ------                                     -----------
                    4.1            Stock Option Agreement between the Company and
                                   Daniel E. Catan, dated July 1, 1996(1)

                    5.1            Opinion of Greenberg Traurig, P.A.

                   23.1            Consent of Greenberg Traurig, P.A. (contained in its
                                   opinion filed as Exhibit 5.1 hereto).

                   23.2            Consent of Arthur Andersen LLP

                   23.3            Consent of PricewaterhouseCoopers LLP

                   24.1            Power of Attorney is included in the Signatures section of this Registration Statement.(2)

                   27.1            Financial Data Schedule for the year ended
                                   March 31, 1996 (For SEC use only).(2)

                   27.2 Financial Data Schedule for the nine months ended December 31, 1996 (For SEC use only).(2)

                   27.3            Financial Data Schedule for the year ended
                                   December 31, 1997 (For SEC use only).(2)

                   27.4 Financial Data Schedule for the six months ended June 30, 1997 (For SEC use only).(2)

                   27.5 Financial Data Schedule for the nine months ended September 30, 1997 (For SEC use only).(2)

                   27.6 Financial Data Schedule for the three months ended March 31, 1998 (For SEC use only).(2)


(1) Incorporated by reference to Exhibit 10.3 filed with Amendment No. 1 to From S-1 Registration Statement, No. 333-22637.

(2)      Previously filed.